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               SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549



                         SCHEDULE 13G
                        (RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                        RULE 13d-2(b)

                    (AMENDMENT NO. __) *



                    1ST STATE BANCORP, INC.
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                       (Name of Issuer)

                        COMMON STOCK
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                (Title of Class of Securities)

                          33645S 10 0
             ----------------------------------
                       (CUSIP Number)


                             N/A
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     (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x]  Rule 13d-1(b)

     [x]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)



     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amend-ment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                   Page 1 of 8 pages
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CUSIP NO.  33645S 10 0          13G           PAGE 2 of 8 PAGES



1   NAME OF REPORTING PERSONS:

    1st State Bancorp, Inc. Employee Stock Ownership Plan Trust

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    56-2155141


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                             (a)  [ ]

                                             (b)  [X]


3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of North Carolina


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5   SOLE VOTING POWER                                0

6   SHARED VOTING POWER                        253,050

7   SOLE DISPOSITIVE POWER                           0

8   SHARED DISPOSITIVE POWER                   253,050

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                      253,050


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES* [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%


12  TYPE OF REPORTING PERSON*
     EP

         * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.  33645S 10 0        13G             PAGE 3 of 8 PAGES



1   NAME OF REPORTING PERSONS:  Richard H. Shirley

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                             (a)  [ ]

                                             (b)  [X]


3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5   SOLE VOTING POWER                             29,294

6   SHARED VOTING POWER                          388,414

7   SOLE DISPOSITIVE POWER                        29,294

8   SHARED DISPOSITIVE POWER                     388,414

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                             417,708


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES* [ ]


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.21%


12  TYPE OF REPORTING PERSON *
     IN


          *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.  33645S 10 0          13G            PAGE 4 of 8 PAGES



1   NAME OF REPORTING PERSONS:  James G. McClure

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                             (a)  [ ]
                                             (b)  [X]
3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5   SOLE VOTING POWER                              10,566

6   SHARED VOTING POWER                           422,423

7   SOLE DISPOSITIVE POWER                         10,566

8   SHARED DISPOSITIVE POWER                      422,423

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                              432,989


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES* [ ]


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.69%


12  TYPE OF REPORTING PERSON*
     IN


          *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.  33645S 10 0           13G           PAGE 5 OF 8 PAGES



1   NAME OF REPORTING PERSONS:  Virgil L. Stadler

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                             (a)  [ ]
                                             (b)  [X]

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5   SOLE VOTING POWER                               45,855

6   SHARED VOTING POWER                            396,174

7   SOLE DISPOSITIVE POWER                          45,855

8   SHARED DISPOSITIVE POWER                       396,174

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                               442,029

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES* [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.97%

12  TYPE OF REPORTING PERSON*
     IN


          *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                               PAGE 6 OF 8 PAGES

ITEM 1(a). NAME OF ISSUER:

     1st State Bancorp, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     445 S. Main Street
     Burlington, North Carolina  27215

ITEM 2(a). NAME OF PERSON(S) FILING:

     1st State Bancorp, Inc. Employee Stock Ownership Plan
("ESOP"), and the following individuals who serve as its trustees: Richard H. Shirley, James G. McClure and Virgil L.
Stadler.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

     Same as Item 1(b).

ITEM 2(c). CITIZENSHIP:

     See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

     Common Stock, par value $.01 per share.

ITEM 2(e). CUSIP NUMBER:

     See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),
          OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS
          A:

      (f) [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      If this statement if filed pursuant to Rule 13d-1(c), check this box [x]

     Items (a), (b), (c), (d), (e), (g), (h), (i), and (j) are
not applicable. This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.

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                                               PAGE 7 OF 8 PAGES
ITEM 4.   OWNERSHIP.
         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
ANOTHER PERSON.

    The ESOP Committee has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

     By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                               PAGE 8 OF 8 PAGES

                       SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1ST STATE BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:

     By:  /s/ Richard H. Shirley              February 11, 2000
          ------------------------------      -----------------
          Richard H. Shirley, as Trustee             Date


     By:  /s/ James G. McClure                February 11, 2000
          ------------------------------      -----------------
          James G. McClure, as Trustee               Date


     By:  /s/ Virgil L. Stadler               February 11, 2000
          ------------------------------      -----------------
          Virgil L. Stadler, as Trustee              Date

/s/ Richard H. Shirley                        February 11, 2000
----------------------------------------      -----------------
Richard H. Shirley, as an Individual
  Stockholder

/s/ James G. McClure                          February 11, 2000
----------------------------------------      -----------------
James G. McClure, as an Individual
  Stockholder

/s/ Virgil L. Stadler                         February 11, 2000
----------------------------------------      -----------------
Virgil L. Stadler, as an Individual
  Stockholder